UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Revisions of Earnings Forecasts

Tokyo, February 6, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the revisions of its forecasts of consolidated earnings for the fiscal year ending March 31, 2009, which were announced on November 18, 2008. The forecast of annual dividends per share of common stock (an annual dividend of ¥14 per common share) for the fiscal year ending March 31, 2009 has not been revised.

In addition, please refer to “3. Qualitative information related to the consolidated earnings forecasts of Qualitative Information and Financial Statements included in Consolidated Summary Report for the nine months ended December 31, 2008 <under Japanese GAAP>” posted today.

1. Forecasted consolidated earnings for the fiscal year ending March 31, 2009 under Japanese GAAP

	(in billions of Japanese yen, except percentages)
	Ordinary income	Ordinary profits	Net income
Previous forecast (A)	5,900.0	600.0	220.0
Revised forecast (B)	5,900.0	350.0	50.0
Change (B-A)	—	(250.0)	(170.0)
Change (%)	— %	(41.6%)	(77.2%)

2. Reason for Revisions of Earnings Forecasts

MUFG revised its earnings forecasts for the fiscal year ending March 31, 2009, mainly due to recognition of losses on write-down of marketable equity securities, caused by the decline of share prices for the third quarter.

The above earnings forecasts assume share price levels as of the end of December, 2008. Because MUFG Group uses a reversal method for recording losses on write-down of marketable equity securities at quarter ends, the amount of losses on write-down of marketable equity securities for the fiscal year ending March 31, 2009 will depend on share prices as of March 31, 2009. Consequently, actual results may differ significantly from the above forecasts depending on share price levels and other factors.

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Contact:

Public Relations Division

Mitsubishi UFJ Financial Group, Inc.

Tel: 81-3-3240-7651

This press release contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its group companies (collectively, the “group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this press release was prepared. Such forward-looking statements are not guarantees of future performance or events, and actual results may differ materially from those described in such forward-looking statements as a result of various factors. In addition, in preparing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a number of risks and uncertainties. Please see other disclosure and public filings made or will be made by MUFG and the other companies comprising the group, including the latest consolidated summary report, annual securities report, disclosure book and annual report, for additional information regarding such risks and uncertainties. The group has no obligation or intent to update any forward-looking statements contained in this document.